

Mail Stop 3010

October 8, 2009

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

>   **Re: Raymond James Financial, Inc.**
>   **Form 10-K for Year Ended September 30, 2008**
>   **Form 10-Q for Quarter Ended December 31, 2008 and March 31, 2009**
>   **File No. 001-09109**

Dear Mr. James:

       We have reviewed your response letter dated September 18, 2009, and have the following additional comment.

Form 10-Q for the quarter June 30, 2009

Financial Statements and Notes

Note 6 – Bank Loans, Net, page 24

1.   We have read and considered your response to comment one. We note that the September 2009 Annual Shared National Credits Review discovered that credit quality deteriorated to record levels with respect to large loans and loan commitments held by U.S. bank organizations, foreign bank organizations, and nonbanks such as securitization pools, hedge funds, insurance companies, and pension funds. Please tell us whether the findings discovered from the Shared National Credits Review had a material and/or negative impact on the company's reserves and charges off as it relates to your shared national credits. To the extent that there is a material impact, tell us what consideration was given in disclosing how such information would impact the company and its financial statements in a Form 8-K.

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       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief